EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

Twenty-six weeks ended November 27, 2005
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$840.6
Add/(deduct):
Fixed charges	189.4
Distributed income of equity method investees	5.7
Capitalized interest	(2.4)
Earnings available for fixed charges (a)	$1,033.3

Fixed charges:
Interest expense	$145.8
Capitalized interest	2.4
Interest in cost of goods sold	10.9
One third of rental expense (1)	30.3
Total fixed charges (b)	$189.4

Ratio of earnings to fixed charges (a/b)	5.5

(1)  Considered to be representative of interest factor in rental expense.

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